Mail Stop 3628

June 18, 2009

Robert H. Lorsch
Chairman, President and CEO
MMR Information Systems, Inc.
468 North Camden Drive, 2d Floor
Beverly Hills, CA 90210

      Re: **MMR Information Systems, Inc.**
                Revised Preliminary Proxy Statement
                Filed June 16, 2009
                File No. 000-51134

Dear Mr. Lorsch:

      We have completed our review of your revised filing and have no further comments at this time.

                       Sincerely,

                       Matthew Crispino
                       Staff Attorney

cc: <u>Via Facsimile (888) 802-5276</u>
        Robert M. Smith, Esq.
        Reed Smith LLP